Form 51-102F3

Material Change Report

Item 1      Name and Address of Company

Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

(the "Company")

Item 2      Date of Material Change

November 16, 2011

Item 3      News Release

The Company disseminated a news release on November 16, 2011.

Item 4      Summary of Material Changes

On November 16, 2011, the Company announced a non-brokered private placement of up to 6 million units at a price of US$0.03 per unit for aggregate gross proceeds of $180,000.

Item 5      Full Description of Material Change
5.1      Full Description of Material Change

On November 16, 2011 the Company announced that it intends to undertake a non-brokered private placement of up to 6 million units at the price of $0.03 per unit for aggregate gross proceeds of $180,000 (the "Offering"). Each unit of the Offering will consist of one common share of the Company and one common share purchase warrants of the Company. Each warrant will entitle the holder thereof to purchase one common share of the Company at an exercise price of $0.035 for a period of one year from the closing date of the Offering. Up to 3 million of the unit shares will be designated as flow-through shares (the "Flow Through Shares") for the purposes of the Income Tax Act (Canada), at a price of $0.03 per Flow Through Share. The Company may pay a finder's fee on funds raised from certain subscribers. The completion of the Offering is subject to the execution of definitive documentation with investors.

Insiders of the Company are participating in the private placement. Closing of the private placement is subject to the completion of subscription agreements with the investors.

All securities issued in connection with the private placement will be subject to a minimum four month hold period. The funds from the private placements will be used for exploration and development of the Voisey's Bay West Property in Labrador and working capital.

All figures in the announcement are represented in US Dollars.

5.2      Disclosure for Restructuring Transactions

Not applicable.

Item 6      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7      Omitted Information

Not Applicable.

Item 8      Executive Officer

To obtain further information contact the President of the company, Michael Rosa, at 604.533.5075.

Item 9      Date of Report

November 21, 2011